SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

Media Release

FOR IMMEDIATE RELEASE

SERONO SHAREHOLDERS APPROVE RESOLUTIONS AT ANNUAL GENERAL MEETING

Geneva, Switzerland, May 22, 2002 – Serono S.A. (virt-x: SEO and NYSE: SRA)

Serono announced that shareholders have approved all the resolutions at the Annual General Meeting of Shareholders, held today in Lausanne, Switzerland.

"We delivered a good all-round performance in 2001 with new product launches, strengthened market leadership in multiple sclerosis and excellent results in R&D" said Ernesto Bertarelli, Chief Executive Officer of Serono. "2002 promises to be even more exciting since we achieved FDA approval for Rebif® and launched the product on the US market in March."

Shareholders approved the following main resolutions:

- A cash dividend of CHF 100.5 million or $62.0 million (2000 CHF 96.4 million or $55.7 million)

- Dividend gross per bearer share CHF 6.25 or $3.69 (2000 CHF 6.00 or $3.55)

- Dividend gross per American Depositary Share CHF 0.16 or $0.09 (2000 CHF 0.15 or $0.09)

- Dividend gross per registered share CHF 2.50 or $1.48 (2000 CHF 2.40 or $1.42)

The dividend for bearer shares will be paid on May 27, 2002. The total cash pay out in Swiss Francs (CHF) represents an increase of 4.3% for the financial year 2001 compared with 2000. The dividend pay out ratio in relation to earnings per share is 18.8% for 2001 compared to 18.2% for 2000.

Shareholders have approved the renewal of the authorized capital up to an amount of CHF 35 million (1.4 million bearer shares, nominal value CHF 25) for a period of two years.

-more-

Shareholders approved the re-election for one year of all members of the Board:

Mr. Georges Muller (Chairman)
Mr. Ernesto Bertarelli (Vice Chairman and Managing Director)
Mr. Pierre E. Douaze
Prof. Bernard Mach
Mr. Sergio Marchionne
Mr. Jacques Theurillat
Mr. Hans Thierstein

The Annual Report and Accounts for 2001 and the auditor's report were also approved.

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21, 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations:
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Noonan/Russo Communications:
Tel: +44-207 726 4452
Fax: +44-207 726 4453
www.noonanrusso.com

Serono,Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 681 2935
www.seronousa.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

May 22, 2002

By: ______________________
Name: Jacques Theurillat
Title: Chief Financial Officer